FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Annual General Shareholders’ Meeting of Telefónica

• Official Calling and Agenda

• Full text of the proposals to be submitted for approval

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica, S.A. has resolved to call the Annual General Shareholders’ Meeting of the Company to be held in Madrid, at the Recintos Feriales de IFEMA (Feria de Madrid) del Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 9, on May 13, 2012 at 1:00 p.m. on first call, or, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on first call, on May 14, 2012 on second call, at the same place and time.

To this end, the following documents are hereby enclosed to this report:

•	Full text of the official calling.

•	Full text of the proposals to be submitted for approval of the Annual General Shareholders’ Meeting.

Once the Official Calling of the Ordinary General Shareholders´ Meeting has been published in the Official Gazette of the Commercial Registry (BORME), the aforesaid proposals, together with the additional information, will be available to shareholders, for examination, at the Company’s registered office. Additionally, these documents will be accessible on-line via TELEFÓNICA, S.A´s website: www.telefonica.com

Madrid, April 10th, 2012

TELEFÓNICA, S.A.

Ordinary General Shareholders’ Meeting

By resolution of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Ordinary General Shareholders’ Meeting, to be held in Madrid, at the premises of IFEMA (Feria de Madrid), Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 9, on May 13, 2012 at 1:00 p.m. on first call, or, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on first call, on May 14, 2012 on second call, at the same place and time, in order to deliberate and decide upon the matters included in the following

AGENDA

I.	Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A. and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the management of its Board of Directors, all with respect to Fiscal Year 2011.

II.	Re-election, ratification and appointment, if applicable, of Directors:

II.1	Re-election of Mr. César Alierta Izuel.

II.2	Re-election of Mr. José María Álvarez Pallete López.

II.3	Re-election of Mr. Gonzalo Hinojosa Fernández de Angulo.

II.4	Re-election of Mr. Pablo Isla Álvarez de Tejera.

II.5	Ratification of Mr. Ignacio Moreno Martínez.

III.	Re-election of the Auditor for Fiscal Year 2012.

IV.	Amendment of Articles 15, 16, 18, 27, 34 and 35 of the By-Laws of the Company and inclusion of a new Article 18 bis.

V.	Amendment of Articles 3, 7, 8, 9, 10, 11, 13 and 27 of the Regulations for the General Shareholders’ Meeting.

VI.	Shareholder Compensation:

VI.1.	Distribution of dividends with a charge to unrestricted reserves.

VI.2.	Shareholder compensation by means of a scrip dividend. Increase in share capital by such amount as may be determined pursuant to the terms and conditions of the resolution through the issuance of new ordinary shares having a par value of one (1) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to purchase free-of-charge allocation rights at a guaranteed price. Express provision for the possibility of incomplete allocation. Delegation of powers to the Board of Directors, which may, in turn, delegate such powers to the Executive Commission, to set the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for the implementation thereof, to amend the text of sub-section 1 of Article 5 of the By-Laws to reflect the new amount of the share capital and to execute such public and private documents as may be necessary for the implementation of the capital increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Automated Quotation System [Sistema de Interconexión Bursátil] (Continuous Market) and on the foreign Stock Exchanges on which the shares of Telefónica are listed (London and Buenos Aires and, through ADSs, New York and Lima) in the manner required by each of such Stock Exchanges.

VII.	Reduction in share capital by means of the cancellation of shares of the Company’s own stock, excluding the right of creditors to oppose the reduction, and amendment of Article 5 of the By-Laws concerning the share capital.

VIII.	Approval of the corporate website.

IX.	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

X.	Consultative vote on the Report on Director Compensation Policy of Telefónica, S.A.

SUPPLEMENT TO THE CALL TO THE GENERAL SHAREHOLDERS’ MEETING

Shareholders representing at least five percent of the share capital may request the publication of a supplement to this call to the General Shareholders’ Meeting, including one or more items in the Agenda, provided the request is accompanied by the rationale therefor or, if appropriate, by a well-founded proposal for a resolution. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the General Secretary & Secretary of the Board of Directors) within five days of the publication of this call to Meeting. In addition, shareholders representing at least five percent of the share capital may, within five days following publication of this notice of call, submit well-founded proposals for resolutions on matters that have already been included or that must be included in the Agenda.

RIGHT TO RECEIVE INFORMATION

In connection with Items I, IV, V, VI, VII and X on the Agenda, and pursuant to applicable laws and regulations, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:

•	Individual and consolidated Annual Accounts of Telefónica, S.A. and the proposed allocation of profits/losses, all for fiscal year 2011.

•	Individual and consolidated Management Reports of Telefónica, S.A. for fiscal year 2011.

•	Audit Reports on the individual and consolidated Annual Accounts of Telefónica, S.A. for fiscal year 2011.

•	Report of the Board of Directors regarding the proposal for amendment of the By-Laws of Telefónica, S.A. referred to in item IV of the Agenda, which includes the full text of the proposed amendments.

•

Report of the Board of Directors regarding the proposal for amendment of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A. referred to in item V of the Agenda, which includes the full text of the proposed amendments.

•	Report of the Board of Directors regarding the proposal regarding Shareholder compensation by means of a scrip dividend, referred to in item VI.2 of the Agenda.

•	Report of the Board of Directors regarding the proposal for a reduction in share capital by means of the cancellation of shares of the Company’s stock, referred to in item VII of the Agenda.

•	The Report on Director Compensation Policy of Telefónica, S.A. which is submitted to a consultative vote under item X of the Agenda.

Pursuant to Sections 197 and 520 of the Companies Act, the shareholders may, until the seventh day prior to the date on which the General Shareholders’ Meeting is scheduled to be held and by completing the form posted on the Company’s website (www.telefonica.com) for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, Madrid, código postal 28013, to the attention of the Oficina del Accionista [Office of the Shareholder]), request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since May 18, 2011, i.e., the date on which the last General Shareholders’ Meeting was held, or regarding the auditor’s reports mentioned above.

Independently of the right to receive information referred to above, as from the date of publication of the notice of call to meeting, the following documents and information, among others, may be viewed on the Company’s website (www.telefonica.com):

•	This notice of call to meeting.

•	The total number of shares and voting rights on the date of the call to meeting.

•

The annual accounts, the management report and the auditor’s report for fiscal year 2011, as well as the consolidated accounts, the management report of the Group and the auditor’s report for the same fiscal year.

•	The full text of the resolutions proposed by the Board of Directors regarding items on the Agenda, as well as, in connection with items IV, V, VI and VII, the respective directors’ reports.

•	The form of proxy-granting or voting card.

•	A summary of the professional profile of each of the Directors and of the persons included in the proposed resolutions relating to item II of the Agenda.

•	The current text of the By-Laws.

•	The current text of the Regulations of the Board of Directors.

•	The current text of the Regulations for the General Shareholders’ Meeting.

•	The Report on Director Compensation Policy.

•	The Annual Corporate Governance Report for fiscal year 2011.

RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY

The right to attend the General Shareholders’ Meeting hereby called accrues to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by any of the depositaries participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. [Securities Registration, Clearing and Settlement Systems Management Company] (IBERCLEAR) or by any other means allowed under applicable law.

Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by Law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the direction of the vote, provided that, where no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and, unless otherwise provided, against the resolution in question in relation to any other matters that are not included in the Agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders’ Meeting.

If the proxy-granting form does not set forth a specific person to whom the shareholder grants the proxy, such proxy will be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chairman of the General Shareholders’ Meeting. In the event that the appointed representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, which are submitted to the shareholders at the General Shareholders’ Meeting, and the shareholder has not given specific voting instructions, the proxy will be deemed granted to the Secretary for the General Shareholders’ Meeting.

Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation such that they reach the required number of shares and grant a written proxy to one of such shareholders.

PROXY-GRANTING AND VOTING BY MEANS OF LONG-DISTANCE COMMUNICATION

Pursuant to Articles 17 and 20 bis of the By-Laws and 13 and 20 bis of the Regulations for the General Shareholders’ Meeting, the Board of Directors has resolved to provide for the exercise of proxy representation and voting rights by means of long-distance communication, as follows:

1.- Proxy-granting or voting prior to the General Shareholders’ Meeting by electronic means.

Shareholders wishing to grant a proxy or to cast their vote by electronic means prior to the holding of the Meeting must access the “2012 General Shareholders’ Meeting/Proxy-granting and Voting by Electronic Means” section available on the Company’s website (www.telefonica.com) (the “Website”) and follow the instructions to grant a proxy or to exercise their right to vote prior to the Shareholders’ Meeting that are specified in the software.

To such end, shareholders must provide evidence of their identity on the software provided for such purpose on the above-mentioned Website by means of: (i) the Electronic National Identity Document, or (ii) a recognized, valid and current electronic user certificate, as provided in Electronic Signature Act 59/2003, issued by the Spanish Public Certification Body (CERES), a division of the Royal Mint (Fábrica Nacional de Moneda y Timbre). The Company reserves the right to request such additional means of identification from shareholders as it deems necessary to verify their status as shareholders and to guarantee the authenticity of the vote and of the proxy.

2.- Proxy-granting or voting by postal correspondence.

Shareholders wishing to grant a proxy or to cast their vote by postal correspondence must complete and sign the distance proxy-granting or voting card prepared by the Company and send it to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid), attaching the original of the document in the name of the shareholder evidencing ownership of the shares, issued for such purpose by the Depositary, along with a photocopy of the shareholder’s national identity document or passport.

Shareholders that are legal entities must send to the Company a photocopy of a power of attorney with sufficient powers, evidencing the authority of the individual signing the proxy-granting or voting card in the name of the legal entity.

If a proxy is granted to a person other than one of the members of the Board of Directors, a copy of the proxy-granting card must be sent to the proxy-holder for delivery at the access to the premises on the day of the General Shareholders’ Meeting.

Should they wish to revoke the proxy granted, shareholders must contact the Company, at the Office of the Shareholder (phone no.: 900 111 004) before midnight on May 10, 2012.

Shareholders may obtain the Company’s proxy-granting or voting card by downloading it from and printing it on the Website, by picking it up at the registered office of the Company or by requesting at the Office of the Shareholder (900 111 004) that it be sent to them without charge.

Shareholders may also grant a proxy or cast a vote using the cards issued by depositaries. In this case, shareholders must complete the sections relating to proxy-granting or voting from a distance, if applicable, on the card issued by the depositary and send it to the Company by postal correspondence to the attention of the Office of the Shareholder (Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid).

3.- Provisions common to the exercise of proxy-granting or voting rights by means of long-distance communication.

a)	Deadline for receipt by the Company and evidence of the status as shareholder.

In order to be valid, both the proxies granted and the votes cast prior to the General Shareholders’ Meeting by means of long-distance communication (be it by electronic means or by postal correspondence) must be received by the Company before midnight on May 10, 2012.

The proxy or vote shall only be deemed to be valid if the status as shareholder is confirmed, through verification of the fact that the ownership information and the number of shares provided by each person granting a proxy or voting by means of long-distance communication are the same as the data provided by IBERCLEAR. In the event of a discrepancy between the number of shares reported by the shareholder and the number set forth in the IBERCLEAR file, the number of shares provided by IBERCLEAR shall prevail for purposes of quorum and voting.

In the event of co-ownership of shares, the person signing the proxy or the vote from a distance will be deemed to have been appointed to exercise the shareholder rights, if such person is one of the co-owners.

b)	Rules of priority between proxy-granting and voting by means of long-distance communication and attendance at the General Shareholders’ Meeting.

Attendance at the General Shareholders’ Meeting by a shareholder who has previously granted a proxy or voted by means of long-distance communication, regardless of the means used, shall render the proxy or the vote null and void.

In the event that a shareholder grants several proxies or casts several votes (whether by electronic means or by postal correspondence), the action (proxy-granting or voting) taken last shall prevail. If the time when the shareholder granted any of the proxies or cast any of the votes is uncertain, the vote (regardless of the means used to cast it) shall prevail over the proxy. If the shareholder cast several votes in different directions, by electronic or postal means, the vote cast last shall prevail.

c)	Suspension of electronic systems / Interconnection failures.

The Company reserves the right to modify, suspend, cancel or limit electronic voting or proxy-granting mechanisms whenever technical or security reasons require it or make it advisable. If any of such instances occurs, it will be announced on the Company’s website. All of the foregoing is without prejudice to the validity of the votes already cast and the proxies already granted and to shareholders’ attendance and proxy representation rights.

The Company shall not be liable for any damage that may be sustained by shareholders as a result of failures, overloads, downtime, failed connections or any other contingency of the same or like nature beyond the Company’s control that prevents the use of electronic voting or proxy-granting mechanisms. Accordingly, such circumstances shall not constitute an unlawful deprivation of shareholders’ rights.

PARTICIPATION OF A NOTARY AT THE MEETING

The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the Meeting, pursuant to Section 203 of the Companies Act, read together with Sections 101 and 103 of the Regulations of the Commercial Registry.

PROTECTION OF PERSONAL DATA

The personal data sent by the shareholders to the Company to exercise their rights to attend, grant proxies and vote at the General Shareholders’ Meeting, or the personal data provided for such purpose by the entities that are the depositaries of the shares held by such shareholders, shall be used by Telefónica, S.A. to manage the development, compliance with and control of the existing shareholding relationship. Such data shall be provided to the Notary Public exclusively in connection with the preparation of the notarized minutes of the General Shareholders’ Meeting.

Furthermore, pursuant to the Personal Data Protection Act (Organic Act 15/1999, of December 13), the data received will be kept in another file for which Telefónica, S.A. is also responsible, and the purpose of which is to send shareholders information relating to their investment and any advantage inherent to their status as shareholders in the telecommunications, new information technologies, tourism, culture, insurance, financial and home assistance industries. Shareholders have 30 days from the date of the General Shareholders’ Meeting to object to such treatment (which they may do by calling toll-free at 900 111 004); upon expiration of such period without their having objected, they will be deemed to have given their consent for such purpose.

The rights of access, correction, cancellation and challenge may be exercised by the owner of the personal data, who must provide evidence of his identity, by letter addressed to the Office of the Shareholder of Telefónica, S.A., Distrito Telefónica, Ronda de la Comunicación s/n, Edificio Central, planta 2, 28050 Madrid.

If the shareholder includes personal data of other individuals on the proxy-granting or voting card, the shareholder must advise them of the details set forth in the preceding paragraphs and comply with any other requirements that may apply for the proper provision of the personal data to the Company, without the Company having to take any other additional action in terms of information or consent.

Shareholders (and their proxies, if any) must use any personal data of any individual that the Company may have made available to them on the occasion of the exercise of their rights to receive information, to attend, to grant a proxy and to vote at the General Shareholders’ Meeting only in order to exercise such rights.

FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S OFFICE OF THE SHAREHOLDER BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY.

Madrid, April 10, 2012

General Secretary & Secretary of the Board

Mr. Ramiro Sánchez de Lerín García-Ovies

Telefónica, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

OF “TELEFÓNICA, S.A.” —2012 -

PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS

TO THE SHAREHOLDERS FOR DECISION AT THE

GENERAL SHAREHOLDERS’ MEETING

May 13/14, 2012

Telefónica, S.A.

Proposal regarding Item I on the Agenda: Examination and approval, if applicable, of the Individual Annual Accounts, the Consolidated Financial Statements (Consolidated Annual Accounts) and the Management Report of Telefónica, S.A. and of its Consolidated Group of Companies, as well as of the proposed allocation of the profits/losses of Telefónica, S.A. and the management of its Board of Directors, all with respect to fiscal year 2011.

A)	To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements –Consolidated Annual Accounts– (Statements of Financial Condition, Income Statements, Global Income Statements, Statements of Changes in Shareholders’ Equity, Cash Flow Statements, and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2011 (ended on December 31, 2011), as finalized by the Company’s Board of Directors at its meeting of February 22, 2012, as well as the corporate management of the Board of Directors of Telefónica, S.A. during such fiscal year.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2011 discloses assets, liabilities and shareholders’ equity in the amount of 92,537 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 4,910 million euros.

In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheet as of December 31, 2011 reflects assets, liabilities and shareholders’ equity in the amount of 129,623 million euros each, and the Income Statement as of the end of the fiscal year reports a profit of 5,403 million euros.

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Telefónica, S.A.

B)	To approve the following Proposal for the Allocation of the Profits and Losses of Telefónica, S.A. for fiscal year 2011:

To allocate the profits posted by Telefónica, S.A. in fiscal year 2011, in the amount of 4,910,531,397.14 euros, as follows:

•	3,394,424,279.06 euros to payment of an interim dividend (fixed gross amount of 0.75 euro per share entitled to receive it). Such dividend was paid in full on May 6, 2011.

•	1,690,464euros to funding a restricted reserve for Goodwill.

•	The balance of profits (1,514,416,654.08 euros) to a Discretionary Reserve.

* * * * *

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Telefónica, S.A.

Proposal regarding Item II on the Agenda: Re-election, ratification and appointment, if applicable, of Directors.

II.1	To re-elect the Director Mr. César Alierta Izuel, as executive Director, appointing him for a new five-year term.

II.2	To re-elect the Director Mr. José María Álvarez-Pallete López, as executive Director, appointing him for a new five-year term.

II.3	To re-elect the Director Mr. Gonzalo Hinojosa Fernández de Angulo, as independent Director, appointing him for a new five-year term.

II.4	To re-elect the Director Mr. Pablo Isla Álvarez de Tejera, as independent Director, appointing him for a new five-year term.

II.5	To ratify the interim appointment by the Board of Directors of Mr. Ignacio Moreno Martínez as Director of the Company, appointing him as proprietary Director for a five-year term, as provided in the Law and in the By-Laws.

Mr. Ignacio Moreno Martínez was appointed as a Director on an interim basis by resolution of the Board of Directors on December 14th, 2011 to fill the vacancy produced by the resignation of Mr. Vitalino Manuel Nafría Aznar.

Furthermore, if appropriate, a proposed resolution shall be submitted to the shareholders at the General Shareholders’ Meeting for ratification of Director appointments made on an interim basis to fill vacancies that the Board of Directors might approve from the call to the General Shareholders’ Meeting until the moment immediately prior to the Meeting being held.

* * * * *

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Telefónica, S.A.

Proposal regarding Item III on the Agenda: Re-election of the Auditor for Fiscal Year 2012.

Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting:

To re-elect as Auditor of Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2012 the firm Ernst & Young, S.L., with registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, and Tax Identification Code (C.I.F.) B-78970506.

* * * * *

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Telefónica, S.A.

Proposal regarding Item IV on the Agenda: Amendment of Articles 15, 16, 18, 27, 34 and 35 of the By-Laws and inclusion of a new Article 18 bis.

It is resolved to amend Articles 15, 16, 18, 27, 34 and 35 of the By-Laws, which shall henceforth read as follows, and to include a new Article 18 bis.

New text of Article 15 of the Company’s By-Laws:

“Article 15. Ordinary and Extraordinary General Shareholders’ Meeting

1. The shareholders acting at an Ordinary General Shareholders’ Meeting, which shall have previously been called for such purpose, shall meet within the first six months of each fiscal year in order to review corporate management, approve, if appropriate, the financial statements for the prior fiscal year and decide on the allocation of profits/losses. Resolutions may also be adopted regarding any other matter properly coming before the General Shareholders’ Meeting as set forth in Article 14 above, provided that such matter appears on the Agenda and a quorum for the Meeting has been established with the presence of such stock as is required by Law.

The Ordinary General Shareholders’ Meeting shall be valid even if it has been called or is held beyond the applicable deadline.

2. Any Meeting other than as provided for in the preceding paragraph shall be deemed an extraordinary General Shareholders’ Meeting and shall be held at any time of the year, provided that the Board of Directors deems it appropriate.

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Telefónica, S.A.

3. In addition, an extraordinary General Shareholders’ Meeting shall be held when so requested in writing by the holders of at least five percent of the share capital, which request shall set forth the matters to be dealt with. In this instance, the General Shareholders’ Meeting shall be called to be held within two months of the date on which a notarially-recorded request for such call has been submitted to the Board of Directors. The Board of Directors shall prepare the Agenda, in which it shall include at least the matters set forth in the request.

4. At all General Shareholders’ Meetings, whether ordinary or extraordinary, which have been duly called, a quorum shall be validly established as required by applicable law in each case, taking into account the matters included in the Agenda.”

New text of Article 16 of the Company’s By-Laws:

“Article 16. Call to the General Shareholders’ Meeting

1. The General Shareholders’ Meeting shall be called, at least as much in advance of the date set for the Meeting as is at a minimum required by Law, through a notice published:

a) In the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain.

b) On the website of the National Securities Market Commission [Comisión Nacional del Mercado de Valores].

c) On the Company’s corporate website.

The notice published on the Company’s website shall be continuously accessible at least until the date of the Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate to ensure the public and effective dissemination of the call to meeting.

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Telefónica, S.A.

2. The notices shall contain all the statements required by Law in each case and, in any event, shall set forth the date, place and time of the Meeting upon first call and all the matters to be dealt with thereat. The notice may also set forth the date on which the Meeting shall, if applicable, be held upon second call.

3. The shareholders acting at General Shareholders’ Meetings may not deliberate on or discuss matters that are not included in the Agenda.

4. At Ordinary General Shareholders’ Meetings, shareholders representing at least five percent of the share capital may request the publication of a supplement to the call to the Ordinary General Shareholders’ Meeting including one or more items in the Agenda, so long as such new items are accompanied by a rationale or, if applicable, by a well-founded proposal for a resolution.

5. In addition, shareholders representing at least five percent of the share capital may submit well-founded proposals for resolutions regarding items already included or that must be included in the Agenda for the Meeting called. The Company shall ensure that such proposals for resolutions and any attached documentation are disseminated among the other shareholders, in compliance with the provisions of Law.

6. The rights provided for in the two preceding paragraphs must be exercised by means of duly authenticated notice that must be received at the Company’s registered office within five days of the publication of the call to meeting.

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Telefónica, S.A.

The supplement to the call to meeting and the proposals for resolutions must be published or disseminated in compliance with the legal requirements and as much in advance as is provided by Law.

7. The General Shareholders’ Meeting shall be held at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. However, when the Board of Directors deems it appropriate in order to facilitate the conduct of the meeting, it may resolve that the Meeting be held in any other place within Spain by so providing in the call to meeting.”

New text of Article 18 of the Company’s By-Laws:

“Article 18. Shareholders’ Right to Receive Information

1. From the time of publication of the notice of the call to a General Shareholders’ Meeting through the seventh day prior to the date set for the holding thereof upon first call, any shareholder may submit a written request to the Board of Directors of the Company for such information or clarifications as it deems are required, or ask written questions it deems are pertinent, regarding the matters included in the Agenda for the Meeting that has been published in the notice of call thereto, or regarding information accessible to the public that the Company has provided to the National Securities Market Commission [Comisión Nacional del Mercado de Valores] since the holding of the immediately prior General Shareholders’ Meeting and regarding the auditor’s report.

The Board of Directors shall be required to provide in writing, until the day when the General Shareholders’ Meeting is held, the requested information or clarifications, as well as to respond in writing to the questions asked. The answers to the questions and to the requests for information shall be channeled through the Secretary of the Board of Directors and provided by any member thereof or by any person expressly authorized by the Board of Directors to that end.

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Telefónica, S.A.

2. The notice of the call to the Ordinary General Shareholders’ Meeting shall state that any shareholder may obtain from the Company, immediately and without charge at the registered office, a copy of the documents that will be submitted to the shareholders for approval and the Auditors’ report.

3. When the shareholders acting at the General Shareholders’ Meeting are to deal with an amendment to the By-Laws, the notice of the call to meeting shall set forth, in addition to the statements required by Law in each case, the right of all shareholders to examine at the registered office the full text of the proposed amendment and of the report thereon and to request that such documents be delivered or sent to them without charge.

4. In cases of increase or reduction in share capital, issuance of convertible debentures, merger, split-off, overall assignment of assets and liabilities and relocation of the Company’s registered address abroad, the information required by Law in connection with such cases shall be made available.

5. During the course of the General Shareholders’ Meeting, the shareholders of the Company may verbally request such information or clarifications as they deem appropriate regarding the matters contained in the agenda, or regarding the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or regarding the auditor’s report. In the event that it is not possible to satisfy the shareholder’s right at that time, the Directors shall provide such information in writing within seven days of the close of the Meeting.

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Telefónica, S.A.

6. The Directors shall have the duty to provide the information requested in reliance upon the preceding paragraphs 1 and 5, except in those cases in which it is legally inadmissible and, in particular, when, prior to specific questions being asked by the shareholders, the information requested has been clearly and directly made available to all shareholders in question-and-answer format on the Company’s website, or when, in the opinion of the Chairman, publication of the requested information may prejudice the corporate interests. This last exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.

Answers to shareholders who attend the General Shareholders’ Meeting from a distance by means of data transmission and simultaneously and who exercise their right to receive information through this procedure shall be provided, if applicable, in writing, within seven days following the Meeting.”

Inclusion of a new Article 18 bis in the Company’s By-Laws:

“Article 18 bis. Rules Applicable to the Corporate Website

1. The Company shall have a corporate website to accommodate the exercise of the shareholders’ right to receive information and to disseminate significant information as required by securities market legislation.

2. The address of the Company’s website shall be www.telefonica.com.

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Telefónica, S.A.

3. The Board of Directors may relocate the website, and is also authorized to amend section two of this article and to register such amendment with the Commercial Registry. In any event, such resolution shall remain posted on the relocated website for thirty days following the inclusion thereof.”

New text of Article 27 of the Company’s By-Laws:

“Article 27. Meetings, Quorum and Adoption of Resolutions by the Board of Directors

1. The Board of Directors shall regularly meet once a month, following a call to meeting. The Board shall meet at the principal office or at the place or places designated by the Chairman.

2. The Board shall hold extraordinary meetings when so resolved by the Chairman or the person who serves as such. The Chairman shall be required to call a meeting of the Board when so requested by at least three Directors. A meeting of the Board may also be called by at least one-third of the members of the Board of Directors, who shall set forth the agenda for the meeting, if a prior request to that effect has been submitted to the Chairman and the latter has failed, without good reason, to call a meeting within a term of one month.

3. All Directors who are absent may grant a proxy by letter to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavor, to the extent possible, to include voting instructions in the letter of proxy.

4. A meeting of the Board may be held in several rooms simultaneously so long as real-time interactivity or intercommunication among them is ensured by audiovisual means or by telephone, such that the unity of the act is also ensured.

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Telefónica, S.A.

5. The Board of Directors shall endeavor, to the extent possible, that absences from Board meetings are kept to an absolute minimum. In the event that any of the Directors whose usual place of residence is in Madrid fails to attend four consecutive meetings without providing sufficient reasons for his absence, the Board of Directors shall have the power to declare his removal from office and to appoint the person that will replace him on an interim basis until such appointment is submitted for ratification by the shareholders at the next General Shareholders’ Meeting.

6. In order for resolutions of the Board to be valid, one-half plus one of all the Directors in office must be in attendance, in person or by proxy; if there is an odd number of Directors in office, the number of Directors present in person or by proxy must be greater than the number of Directors who are absent.

7. Resolutions shall in all cases be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions.

8. Voting in writing and without a meeting shall be admitted when no Director opposes the use of this procedure.

9. The deliberations and resolutions of the Board shall be recorded in Minutes signed by the Secretary and approved by the Chairman or by the persons who have acted as such at the meeting in question. The Minutes shall be written down or transcribed in a Minute Book, which may be kept separately from the Minute Book used for the General Shareholders’ Meeting. In the event of voting in writing and without a meeting, the resolutions adopted and the votes cast in writing shall also be recorded in the Minute Book.”

2012 ORDINARY GENERAL SHAREHOLDERS’ MEETING	13of42

Telefónica, S.A.

New text of Article 34 of the Company’s By-Laws:

“Article 34. Fiscal Year and Submission of the Annual Financial Statements

1. The fiscal year shall commence on January 1 and shall end on December 31 of each year.

2. Within three months following the end of the fiscal year, the Board of Directors shall prepare, in compliance with the provisions of applicable legislation, the annual financial statements, the management report and the proposed allocation of profits/losses.

3. The annual financial statements and the management report shall be subject to verification as provided by Law and thereafter submitted for approval by the shareholders at the General Shareholders’ Meeting, who shall decide on the allocation of profits/losses.

4. The provisions of this article shall apply, to the extent appropriate and if at all, to the consolidated annual financial statements and the consolidated management report.”

New text of Article 35 of the Company’s By-Laws:

“Article 35. Allocation of Profits/Losses

1. The shareholders acting at the General Shareholders’ Meeting shall decide on the allocation of the profits/losses for the Fiscal Year based on the approved Balance Sheet.

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Telefónica, S.A.

2. Once such payments as are provided for by Law or these By-Laws have been made, dividends may only be distributed with a charge against the profits for the Fiscal Year or against unrestricted reserves, if the net book value of the shareholders’ equity is not, or does not become as a result of the distribution, less than that of the share capital.

3. Dividends shall be distributed to ordinary shareholders in proportion to the capital paid by them.

4. The shareholders acting at the General Shareholders’ Meeting may decide that dividends, or the share premium, be paid in kind, provided that the assets or securities to be distributed are homogeneous and liquid. The latter requirement shall be deemed to be complied with when the securities are admitted to trading on an official Market at the time the distribution resolution becomes effective, or will be so admitted within the following year, or when the Company provides adequate guarantees of liquidity.

The rule set forth in the preceding paragraph shall likewise apply to the return of contributions in the event of a reduction in share capital.”

* * * * *

2012 ORDINARY GENERAL SHAREHOLDERS’ MEETING	15of42

Telefónica, S.A.

Proposal regarding Item V on the Agenda: Amendment of Articles 3, 7, 8, 9, 10, 11, 13 and 27 of the Regulations for the General Shareholders’ Meeting.

It is resolved to amend Articles 3, 7, 8, 9, 10, 11, 13 and 27 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows:

New text of Article 3 of the Regulations for the General Shareholders’ Meeting:

“Article 3. Publication and registration

1. These Regulations, as well as any subsequent amendments hereto, shall be reported to the National Securities Market Commission [Comisión Nacional del Mercado de Valores] and thereafter registered with the Commercial Registry of Madrid.

2. The current text of these Regulations will be available to the shareholders at the Company’s principal office and on its corporate website.”

New text of Article 7 of the Regulations for the General Shareholders’ Meeting:

Article 7. Power and obligation to call to meeting

1. The General Shareholders’ Meeting shall be formally called by the Board of Directors of the Company, without prejudice to such express delegation of powers to that end as the aforementioned body may make in favor of any of its members.

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Telefónica, S.A.

2. The Board of Directors may call the General Shareholders’ Meeting whenever it deems it advisable or appropriate to further the corporate interests and shall be required, in all cases, to call the Ordinary General Shareholders’ Meeting within the first six months of each Fiscal Year and to call an Extraordinary General Shareholders’ Meeting whenever it is so requested in writing by the holders of at least five per cent of the share capital, which request shall set forth the matters to be dealt with. In this instance, the General Shareholders’ Meeting shall be called to be held within two months of the date on which a notarially-recorded request for such call has been submitted to the Board of Directors, and the agenda shall include at least the matters set forth in the request.”

New text of Article 8 of the Regulations for the General Shareholders’ Meeting:

“Article 8. Publication and notice of the call to meeting

1. The General Shareholders’ Meeting shall be called, at least as much in advance of the date set for the Meeting as is at a minimum required by Law, through a notice published:

a) In the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain.

b) On the website of the National Securities Market Commission [Comisión Nacional del Mercado de Valores].

c) On the Company’s corporate website.

The notice published on the Company’s website shall be continuously accessible at least until the date of the Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate to ensure the public and effective dissemination of the call to meeting.

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Telefónica, S.A.

The call to the General Shareholders’ Meeting shall also be reported to such Market Supervisory Authorities as may be appropriate.

2. The notices of the call to meeting shall contain all the statements required by the Law in each case and, in any event, shall set forth the place, date and time of the Meeting upon first call and all the matters to be dealt with thereat (the agenda). The notices may also state the place, date and time for the Meeting to be held, if applicable, upon second call.

3. At Ordinary General Shareholders’ Meetings, shareholders representing at least five percent of the share capital may request the publication of a supplement to the call to the Ordinary General Shareholders’ Meeting including one or more items in the agenda, so long as such new items are accompanied by a rationale or, if applicable, by a well-founded proposal for a resolution.

4. In addition, shareholders representing at least five percent of the share capital may submit well-founded proposals for resolutions regarding items already included or that must be included in the agenda for the Meeting called. The Company shall ensure that such proposals for resolutions and any attached documentation are disseminated among the other shareholders, as provided in the following article.

5. The rights provided for in the two preceding paragraphs must be exercised by means of duly authenticated notice that must be received at the Company’s registered office within five days of the publication of the call to meeting.

The supplement to the call to meeting and the proposals for resolutions must be published or disseminated in compliance with the legal requirements and as much in advance as is provided by Law.”

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Telefónica, S.A.

New text of Article 9 of the Regulations for the General Shareholders’ Meeting:

“Article 9. Information available to the shareholders from publication of the notice of the call to meeting

1. Beginning on the date of publication of the notice of the call to meeting and until the General Shareholders’ Meeting is held, the Company shall maintain the following information continuously published on its website:

a) The notice of the call to meeting.

b) The total number of shares and voting rights on the date the meeting is called, with a breakdown by class of shares, if any such classes exist.

c) The documents to be submitted to the shareholders at the General Shareholders’ Meeting and, specifically, the reports prepared by directors, auditors and independent experts.

d) The full text of the proposed resolutions or, if none, a report prepared by the competent bodies, containing a discussion of each of the items on the agenda. The proposed resolutions submitted by the shareholders shall also be included in the order that they are received.

e) The existing communication channels between the Company and the shareholders and, specifically, any appropriate explanations regarding the exercise of the shareholders’ right to receive information, setting forth the mailing and e-mail addresses to which the shareholders may write.

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Telefónica, S.A.

f) The means to grant a proxy for the General Shareholders’ Meeting and to cast a distance vote, including the procedure to obtain attendance cards or a certificate issued by the entities legally authorized for such purpose.

2. Furthermore, from the date of publication of the notice of the call to the General Shareholders’ Meeting, and in order to facilitate shareholders’ attendance and participation therein, the Company shall include in its website, to the extent available and in addition to the documents and information required by the Law, all materials that the Company deems advisable for such purposes and in particular, but merely for illustrative purposes, the following:

a) Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.

b) Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.

In addition, when there is a supplement to the call to meeting, the Company shall, from the date of publication thereof, also publish, in the same manner and on its website, the text of the proposals to which such supplement refers and which has been provided to the Company.

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Telefónica, S.A.

This information may be subject to changes at any time, in which case any appropriate amendments or clarifications shall be published on the Company’s website.

3. The Company shall deliver the information and documentation referred to in sub-section 1 and in paragraph a) of sub-section 2 of this article to the National Securities Market Commission and other Market Supervisory Authorities as may be appropriate; it shall also provide such information and documentation to the depositary or depositaries of the programs through which the Company is listed on certain foreign Markets.”

New text of Article 10 of the Regulations for the General Shareholders’ Meeting:

“Article 10. Right to receive information

1. From the time of publication of the notice of the call to a General Shareholders’ Meeting through the seventh day prior to the date set for the holding thereof upon first call, any shareholder may submit a written request to the Board of Directors of the Company for such information or clarifications as it deems are required, or ask written questions it deems are pertinent, regarding the matters included in the Agenda for the Meeting that has been published in the notice of call thereto, or regarding information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting, or regarding the auditor’s report.

The Board of Directors shall be required to provide in writing, until the day when the General Shareholders’ Meeting is held, the requested information or clarifications, as well as to respond in writing to the questions asked. The answers to the questions and to the requests for information shall be channeled through the Secretary of the Board of Directors and provided by any member thereof or by any person expressly authorized by the Board of Directors to that end.

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Telefónica, S.A.

2. During the course of the General Shareholders’ Meeting, the shareholders of the Company may verbally request such information or clarifications as they deem appropriate regarding the matters contained in the agenda, or regarding the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or regarding the auditor’s report. In the event that it is not possible to satisfy the shareholder’s right at that time, the Directors shall provide such information in writing within seven days of the close of the Meeting.

3. The Directors shall have the duty to provide the information requested in reliance upon the two preceding paragraphs, except in those cases in which (i) it has been requested by holders of less than one-fourth of the share capital and the dissemination thereof may, in the opinion of the Chairman, prejudice the corporate interests; (ii) the request for information or clarifications does not refer to matters included in the agenda or, in the case of sub-section 1 above, to information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting; (iii) prior to the request for information, such information has been clearly and directly made available to all shareholders in question-and-answer format on the Company’s website; (iv) the request for information is deemed abusive for any other reason; or (v) it is so established in legal or regulatory provisions.

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Telefónica, S.A.

Answers to shareholders who attend the General Shareholders’ Meeting from a distance by means of data transmission and simultaneously and who exercise their right to receive information through this procedure shall be provided, if applicable, in writing, within seven days following the Meeting.”

New text of Article 11 of the Regulations for the General Shareholders’ Meeting:

“Article 11. Electronic Shareholders’ Forum and suggestions made by the shareholders

1. Without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

2. On occasion of the call to meeting and until each General Shareholders’ Meeting is held, the Company shall place into operation on its website an Electronic Shareholders’ Forum, which shall be accessible, with appropriate safeguards, by both individual shareholders and by any voluntary associations they may create as provided by law, in order to facilitate their communication prior to a General Shareholders’ Meeting being held. Proposed resolutions sought to be presented as a supplement to the agenda notified in the call to meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by Law as well as proxy offers or solicitations. The Board of Directors may further develop the above-mentioned rules and establish the procedures, terms and other conditions for the operation of the Electronic Shareholders’ Forum.”

2012 ORDINARY GENERAL SHAREHOLDERS’ MEETING	23of42

Telefónica, S.A.

New text of Article 13 of the Regulations for the General Shareholders’ Meeting:

“Article 13. Proxy-granting and representation

1. Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law, without prejudice to the provisions of the Companies Act (Ley de Sociedades de Capital) regarding cases of proxies granted to family relatives and general proxies.

The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. Unless otherwise expressly indicated by the shareholder granting the proxy, it shall be understood that the shareholder gives specific instructions to vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.

If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the Meeting have not been made by the Board of Directors.

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Telefónica, S.A.

If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting. If the Chairman of the Board of Directors of the Company, or the person acting in his stead, or the person appointed by the Board of Directors, as applicable, is affected by any of the conflicts of interest contemplated in the Companies Act and the document setting forth the proxy does not contain any specific instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.

A proxy is always revocable. Attendance at the Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.

2. Individual shareholders who do not have full legal capacity and corporate shareholders shall be represented by those persons who act as representatives thereof pursuant to Law, with evidence of such representative capacity being duly provided.

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Telefónica, S.A.

3. In any event, in cases of voluntary representation as well as those of legal representation, no person may have more than one representative at the Meeting.

4. The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.

5. When a proxy is granted by means of long-distance communication, it shall only be deemed valid if it is carried out by sending to the Company the duly signed attendance and proxy-granting card or other written instrument that, in the opinion of the Board of Directors expressed in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder granting the proxy and that of the proxy-holder designated therein.

A proxy granted or notified by electronic mail or communication with the Company shall only be admitted when, once such conditions of security and unambiguousness as are appropriate have been verified, it is so decided by the Board of Directors by means of a resolution and subsequent communication included in the notice of the call to the Meeting in question and further development thereof on the Company’s website. In the above-mentioned resolution, the Board of Directors shall specify the conditions governing proxy-granting by electronic mail or communication, which shall necessarily include the obligation of the shareholder that exercises such right to submit a copy of the attendance and proxy-granting card in electronic form, describe in detail the representation granted and the identity of the shareholder granting the proxy, and include in the communication the recognized electronic signature or other type of identification of the shareholder granting the proxy, under such terms as are established by the Board of Directors by resolution adopted for such purpose, such that this system of representation may adequately guarantee the authenticity and identity of the shareholder granting the proxy.

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Telefónica, S.A.

Once that the Board of Directors resolves, if it deems it appropriate, to admit the proxy-granting system by electronic mail or communication as provided herein, it shall also endeavor to adopt the measures required for such admission of the aforementioned proxy-granting system to be included and set forth in these Regulations.

In order to be valid, a proxy granted by either of the aforementioned means of long-distance communication must be received by the Company before midnight on the third day prior to the date set for the holding of the Meeting upon first call. In the resolution providing for the call to the Meeting in question, the Board of Directors may reduce such advance period and publish any such reduction in the same manner as the notice of the call to meeting. Furthermore, the Board of Directors may elaborate upon the foregoing provisions governing proxy-granting by means of long-distance communication, in accordance with the provisions of sub-section 5 of Article 20 bis of the By-Laws and sub-section 7 of Article 20 bis of these Regulations.

2012 ORDINARY GENERAL SHAREHOLDERS’ MEETING	27of42

Telefónica, S.A.

6. A proxy may include items that, even if not contained in the agenda, may be dealt with by the shareholders at the General Shareholders’ Meeting because it is so permitted by Law.

7. The Board may elaborate upon the foregoing provisions governing proxy-granting by means of long-distance communication, pursuant to the provisions of paragraph 7 of Article 20 bis below.”

New text of Article 27 of the Regulations for the General Shareholders’ Meeting:

“Article 27. Publication of resolutions

1. Regardless of such publication measures as may be legally required in each case, the resolutions approved at the General Shareholders’ Meeting and the result of the votes shall be published in full on the Company’s website within five days following the close of the Meeting.

2. Recordable resolutions shall be filed for registration with the Commercial Registry and shall be published in accordance with applicable provisions.

3. The Company shall report the resolutions adopted at the General Shareholders’ Meeting to the National Securities Market Commission and to all appropriate Market Supervisory Authorities, either in full-text form or by means of a summary of the contents of such resolutions, as soon as possible after the close of the Meeting.”

* * * * *

2012 ORDINARY GENERAL SHAREHOLDERS’ MEETING	28of42

Telefónica, S.A.

Proposal regarding Item VI on the Agenda: Shareholder Compensation.

VI.1	Distribution of dividends with a charge to unrestricted reserves.

To approve a distribution of Unrestricted Reserves by means of payment of the fixed gross amount of 0.53 euro per share to each existing share of the Company that is outstanding and has the right to participate in such distribution on the payment date, with the respective charge to the above-mentioned Unrestricted Reserves.

Payment shall be made on 18 May 2012 through the Member Entities of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. [Securities Registration, Clearing and Settlement Systems Management Company] (IBERCLEAR).

VI.2	Shareholder compensation by means of a scrip dividend. Increase in share capital by such amount as may be determined pursuant to the terms and conditions of the resolution through the issuance of new ordinary shares having a par value of one (1) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to purchase free-of-charge allocation rights at a guaranteed price. Express provision for the possibility of incomplete allocation. Delegation of powers to the Board of Directors, which may, in turn, delegate such powers to the Executive Commission, to set the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for the implementation thereof, to amend the text of sub-section 1 of Article 5 of the By-Laws to reflect the new amount of the share capital and to execute such public and private documents as may be necessary for the implementation of the capital increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Automated Quotation System [Sistema de Interconexión Bursátil] (Continuous Market) and on the foreign Stock Exchanges on which the shares of Telefónica are listed (London and Buenos Aires, and, through ADSs, New York and Lima), in the manner required by each of such Stock Exchanges.

2012 ORDINARY GENERAL SHAREHOLDERS’ MEETING	29of42

Telefónica, S.A.

1.-	Capital increase

Those present resolved to increase capital stock by the amount resulting from multiplying (a) the par value of one (1) euro per share in Telefónica, S.A. (“Telefónica”) by (b) the number of new Telefónica shares to be determined using the formula indicated under item 2 below (the “New Shares”).

The capital increase is performed by issuing and allotting the New Shares, which shall be common shares, each with a par value of one (1) euro, of the same class and series as those currently outstanding, represented by book entries.

The capital increase is performed in full with a charge to one of the reserves provided for under Article 303.1 of the Corporate Enterprises Law.

The New Shares are issued at par, i.e., for their par value of one (1) euro, without additional paid-in capital, and will be allotted free of charge to the shareholders of Telefónica.

Pursuant to Article 311 of the Corporate Enterprises Law, provision is made for the possibility of an incomplete allotment of the increase. If such incomplete allotment occurs, capital will be increased by the appropriate amount.

2.-	New Shares to be issued

The number of New Shares will be equal to the result of applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Number of Rights

where,

2012 ORDINARY GENERAL SHAREHOLDERS’ MEETING	30of42

Telefónica, S.A.

NAN = Number of New Shares to be issued;

NTAcc = Number of outstanding Telefónica shares on the date the Board of Directors or, by delegation, the Managing Committee decides to carry out the increase; and

Number of rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Number of rights = NTAcc / Provisional number of shares

where,

Provisional number of shares = Amount of the Alternative Option / PreCot.

For such purposes:

“Amount of the Alternative Option” will be 1,369,198,945.50.

“PreCot” is the arithmetic mean of the average weighted prices of the Telefónica share on the Spanish Unified Computerized Trading System in the 5 trading sessions prior to the decision of the Board of Directors or, by delegation, the Managing Committee to carry out the capital increase, rounded off to the nearest one-thousandth of a euro and, in the case of one-half of one thousandth of a euro, rounded up to the nearest one-thousandth (amount referred to as “Market Price” in this report). In any case, PreCot cannot be less than the par value of the shares and, accordingly, if the result of the foregoing calculation were less, PreCot would be equal to one (1) euro.

2012 ORDINARY GENERAL SHAREHOLDERS’ MEETING	31of42

Telefónica, S.A.

3.-	Free allotment rights

Each outstanding Telefónica share will grant one free allotment right.

The number of free allotment rights needed to receive one new Share will be determined automatically according to the proportion between the number of New Shares and the number of outstanding Shares (NTAcc). In particular, shareholders will be entitled to receive one New Share for every number of free allotment rights determined automatically pursuant to section 2 above (Number of rights) they own.

If (i) the number of free allotment rights needed for the allotment of one share (Number of rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Telefónica, or an entity in its group, will waive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Telefónica who appear as such in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at 11:59 p.m. in Madrid on the day of publication of the notice of the capital increase in the Official Commercial Registry Gazette. Without prejudice to the maximum term of one year to carry out the capital increase, the publication of the notice of the capital increase is expected to occur on May 17, 2012. During the free allotment rights trading period, sufficient free allotment rights may be acquired on the market in the proportion necessary for subscribing to new Shares. The free allotment rights may be traded on the market during the term stipulated by the Board or, by delegation, by the Managing Committee, which cannot be less than fifteen calendar days.

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Telefónica, S.A.

4.-	Undertaking to purchase free allotment rights

Telefónica, or whichever Telefónica group company is determined, will make an irrevocable undertaking to purchase the rights received free of charge by shareholders at the price indicated below (the “Purchase Undertaking”). The Purchase Undertaking will be in force for the time, during the free allotment rights trading period, stipulated by the Board of Directors or, by delegation, by the Managing Committee. The “Purchase Price” of each free allotment right will be equal to that resulting from the following formula, rounded off to the nearest one-thousandth of a euro and, in the event of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = PreCot / (Number of rights + 1)

5.-	Transaction balance sheet and reserves to which the increase will be charged

The balance sheet which will serve as a basis for the transaction is the balance sheet as of December 31, 2011, duly audited and approved by this Annual Shareholders’ Meeting.

As indicated, the capital increase will be charged in full to one of the reserves provided for under Article 303.1 of the Corporate Enterprises Law. When the increase is carried out, the Board of Directors or, by delegation, the Managing Committee will determine the reserve to be used and the amount thereof in accordance with the balance sheet serving as a basis for the transaction.

6.-	Representation of the New Shares

The shares to be issued will be represented by book entries, the records of which will be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participating entities.

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Telefónica, S.A.

7.-	Rights carried by the New Shares

Holders of the new shares will have the same voting and dividend rights as the holders of the common Telefónica shares currently outstanding, from the date on which the increase is declared to have been subscribed and paid in.

8.-	Shares on deposit

After the free allotment rights trading period has ended, any New Shares unable to be allotted for reasons not attributable to Telefónica will be held on deposit and will be available to those who evidence lawful ownership of the related free allotment rights. Three years after the date of the end of the free allotment rights trading period, any share still pending allotment may be sold pursuant to Article 117 of the Corporate Enterprises Law, for the account and at the risk of the interested parties. The net proceeds from the aforesaid sale will be deposited with the Bank of Spain (Banco de España) or with the Government Depository (Caja General de Depósitos) and will be available to the interested parties.

9.-	Application for admission to official trading

Those present resolved to apply for admission of the New Shares to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Markets through the Spanish Unified Computerized Trading System (Continuous Market), and to take such steps and actions as may be necessary and file the required documents with the authorities of the foreign Securities Markets on which Telefónica shares are traded (currently, London and Buenos Aires and, through ADSs (American Depository Shares), New York and Lima) in order for the New Shares issued under the capital increase to be admitted trading, expressly stating the submission of Telefónica to the provisions in force now or in the future in connection with the Stock Market and, especially, on trading, continued listing and delisting.

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Telefónica, S.A.

It is expressly recorded, for the appropriate statutory purposes, that if the delisting of Telefónica shares is subsequently requested, Telefónica will comply with the formalities imposed by the applicable legislation and, in such case, the interests of shareholders opposing or not voting on the delisting resolution will be guaranteed in compliance with the requirements stipulated in the Corporate Enterprises Law, the Securities Market Law and other concordant or implementing provisions.

10.-	Performance of the increase

Within one year after the date of this resolution, the Board of Directors or, by delegation, the Managing Committee may resolve to carry out the increase and stipulate any terms of the increase not provided for in this resolution. As mentioned before, notwithstanding the foregoing, the publication of the notice of the Capital Increase is expected to occur on May 17, 2012.

If the Board of Directors does not consider it advisable to carry out the capital increase, it may decide not to carry it out, in which case it must report its decision to the shareholders at the next Annual Shareholders’ Meeting. The capital increase referred to in this resolution will be rendered ineffective if the Board of Directors does not exercise the powers delegated to it within the one-year period stipulated by the shareholders for the performance of the resolution.

After the free allotment rights trading period has ended:

(a) The New Shares will be allotted to the holders of free allotment rights, according to the book-entry records of Iberclear and its participating entities, in the proportion resulting from Section 3 above.

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Telefónica, S.A.

(b) The Board of Directors or, by delegation, the Managing Committee will close the free allotment rights trading period and will record the application of an amount of reserves equal to the capital increase, which shall thus be fully paid in.

Also after the free allotment rights trading period has ended, the Board of Directors or, by delegation, the Managing Committee will adopt the related resolutions to amend the bylaws in order to reflect the new amount of capital stock resulting from the increase and to apply for admission of the new shares to trading on the Spanish and foreign stock markets on which Telefónica shares are listed.

11.-	Delegation for carrying out the increase

Those present resolved to delegate to the Board of Directors, pursuant to Article 297.1.a) of the Corporate Enterprises Law, with express authority to delegate to the Managing Committee, the power to stipulate any terms of the capital increase not provided for in this resolution. In particular, without limitation, the following powers are delegated to the Board of Directors:

1.- To indicate, within one year from its approval, the date on which the resolution thus adopted to increase capital stock is to be carried out, the reserve to which the increase is to be charged from among those provided for in the resolution and the length of the free allotment rights trading period.

2.- To specify the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares, applying for such purpose the rules stipulated by this Shareholders’ Meeting.

3.- To stipulate the terms and conditions of the Purchase Undertaking.

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Telefónica, S.A.

4.- To amend Article 5.1 of the bylaws of Telefónica, on capital stock, to bring it into line with the result of the capital increase.

5.- To waive the New Shares relating to free allotment rights acquired by Telefónica or the related company in its Group pursuant to the Purchase Undertaking.

6.- To declare the capital increase to be closed and performed.

7.- To take all necessary steps to ensure that the New Shares issued for the capital increase are recorded in the Iberclear book-entry records and admitted to trading on the national and foreign stock markets on which Telefónica shares are traded, in accordance with the procedures stipulated on each of said stock markets.

8.- To take all such actions as are necessary or appropriate to carry out and formalize the capital increase vis-à-vis any public or private entities or bodies, whether Spanish or foreign, including actions for the purpose of declaration, supplementation or correction of errors or omissions which could serve as an impediment or obstacle to the full effectiveness of the foregoing resolutions.

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Telefónica, S.A.

Proposal regarding Item VII on the Agenda: Reduction in share capital by means of the cancellation of shares of the Company’s own stock, excluding the right of creditors to oppose the reduction, and amendment of Article 5 of the By-Laws concerning the share capital.

A)

To reduce the share capital of the Company by the amount of 84,209,363 euros, by means of the cancellation of 84,209,363 shares of the Company’s treasury stock, number of shares of the Company’s treasury stock at 31st December 201, which were previously acquired in reliance on the authorization previously granted by the shareholders at the General Shareholders’ Meeting, within the limits established in Sections 146 and 509 of the Companies Act. Accordingly, Article 5 of the By-Laws regarding the amount of share capital is hereby amended and shall henceforth read as follows:

“Article 5.- Share Capital

1.	The share capital is 4,479,787,122 euros, represented by 4,479,787,122 ordinary shares in a single series and with a nominal value of one euro each, which have been fully paid up.

2.	The shareholders acting at the General Shareholders’ Meeting may, subject to the requirements and within the limits established by law for such purpose, delegate to the Board of Directors the power to increase the share capital.”

The reduction of the share capital is made with a charge to discretionary reserves, cancelling the corresponding amount of the restricted reserve mentioned in Section 148 c) of the Companies Act, and funding a reserve due to capital reduction in the amount of 84,209,363euros (an amount equal to the par value of the cancelled shares) which may only be used by complying with the same requirements as those established for the reduction of the share capital, pursuant to the provisions of Section 335 c) of the Companies Act. Accordingly, as provided therein, the creditors of the Company shall not have the right to object mentioned in Section 334 of the Companies Act in connection with the capital reduction resolved to be made.

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Telefónica, S.A.

The reduction does not involve a return of contributions, since the Company itself is the owner of the cancelled shares. The purpose of the reduction will thus be to cancel the shares of treasury stock.

It is hereby stated for the record, for purposes of the provisions of Section 411.1 of the Companies Act, that the consent of the Bondholders’ Syndicates under the issuances of outstanding debentures and bonds is not required inasmuch as the approved capital reduction does not reduce the original proportion between the sum of capital plus reserves and the amount of the debentures pending repayment.

B)	To authorize the Board of Directors to determine, within one year from the date of adoption of this resolution, any other matters that have not been expressly established in this resolution or that are a result hereof, and to adopt the resolutions, take the actions and execute the public or private documents that may be necessary or appropriate for the full implementation of this resolution, including, without limitation, the publication of the legally required notices, the making of the appropriate applications and the giving of the appropriate notices required to delist the cancelled shares; such powers may be delegated by the Board of Directors to the Executive Commission, to the Executive Chairman of the Board of Directors, or to any other person expressly authorized by the Board of Directors for such purpose.

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Telefónica, S.A.

Proposal regarding Item VIII on the Agenda: Approval of the corporate website.

To approve the corporate website of Telefónica, S.A. for purposes of the provisions of Section 11 bis of the Companies Act, the address of such website being www.telefonica.com. For all relevant purposes, it is stated for the record that such corporate website has already been duly registered with the Commercial Registry of Madrid.

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Telefónica, S.A.

Proposal regarding Item IX on the Agenda: Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

To authorize the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Assistant Secretary of the Board of Directors, without prejudice to any powers delegated in the foregoing resolutions or to any powers granted to convert resolutions into a public instrument, in order for any of them, acting severally, to formalize and implement the preceding resolutions, with authority to execute all such public or private documents as may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for full compliance therewith and for registration thereof, to the extent mandatory, with the Commercial Registry or any other Public Registry, as well as to deposit the financial statements of the company.

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Telefónica, S.A.

Proposal regarding Item X on the Agenda: Consultative vote on the Report on Director Compensation Policy of Telefónica, S.A.

To approve, on a consultative basis, the annual Report on Director Compensation Policy for fiscal year 2011, the text of which has been made available to the shareholders, along with the other documentation relating to the General Shareholders’ Meeting, from the date of the call to meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: April 10th, 2012	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors